Mail Stop 3561


									August 10, 2005


Mr. Robert A. Levinson
Chairman and Chief Executive Officer
Levcor International, Inc.
1065 Avenue of the Americas
New York, NY 10018


      RE:		   Levcor International, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed March 30, 2005
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
		Filed May 16, 2005
	File No. 0-50186


Dear Mr. Levinson:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for Fiscal Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 15
1. With a view towards enhancing your MD&A in future filings, please refer to SEC Release 33-8350 and revise the discussion of your results of operations to provide a more thoughtful, qualitative review of your results of operations. In particular, we believe it would be helpful if you discussed the impact of volume versus pricing changes on your sales and gross profits. We also believe it would be helpful if you provided explanations for the underlying causes of the changes in your results of operations. For example, while we understand that craft segment sales increased due to higher orders, you should also explain why you believe you achieved the higher order levels and whether you expect such increased volumes to be indicative of future performance.
2. Reference is made to your disclosure on page 16 that "[t]he Company anticipates that it will incur a higher level of sales returns in 2005, primarily in connection with sales arrangements made with a large Craft division customer." We also note your disclosure that as a result, "earnings in 2005 are anticipated to be materially lower as compared to 2004." With a view towards enhancing your future disclosures, please advise us in detail as to why you believe you will incur such a high level of sales returns in 2005. Also tell us if your expectation in this regard had any impact on your recognition of sales and estimated sales returns in 2004 and why or why not. Tell us when you entered into the sales arrangement with this particular customer, the terms of the sales arrangement, the timing of revenue recognition under this arrangement, and how this timing complies with the guidance in SAB Topic 13. Finally, please tell us why you had lower reserves for sales returns and allowances in 2004 as compared to 2003, in light of your expectation of significant increased returns in 2005. We may have further comment.

Liquidity and Capital Resources, page 17
3. In future filings please disclose the remaining borrowing capacity as of the end of the period under both your factoring arrangement and credit facility with CIT.
4. Please note that your discussion should not be a narrative recitation of information readily available from the statement of cash flows. Please revise your disclosure in future filings to enhance the reader`s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover, for example, changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc. Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.
	Contractual Obligations, page 17
5. In future filings please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.
A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements.
In
addition, please include the redemption amount and planned dividend payments on mandatorily redeemable preferred stock within the table.
See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov and Item 303(a)(5)
of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 28
6. Please revise your future filings to separately present borrowing and repayments under your long-term debt. Moreover, please note that netting of cash flows related to your revolving loan is only permitted if the borrowings have underlying maturities of three months or less. Please either confirm that this is the case, or revise accordingly. See paragraph 13 of SFAS 95, as amended by SFAS
104.

Notes to Consolidated Financial Statements

Note 10 - Short Term and Long Term Debt, Page 37
7. In future filings, please disclose for each of the five years following the latest balance sheet date the aggregate amount of maturities for all long-term borrowings. Refer to paragraph 10.b. of
SFAS 47.





Note 11 - Pension and Other Post-Retirement Benefit Plans, page 38
8. Please help us understand how the pension liability line item on your balance sheet reconciles to the disclosures with respect to your pension plan included in note 11.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 4
9. Please help us understand why you expect EITF 04-8 to have an impact on your financial statements in future periods of profitability, as we are not aware, based on your current disclosures, that you have any instruments outstanding that are contingently convertible into common stock.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Robert A. Levinson
Levcor International, Inc.
August 10, 2005
Page 1